Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(In Millions, Except Per Share Data)
	Three Months Ended		Six Months Ended
	August 4, 2002	July 29, 2001	August 4, 2002	July 29, 2001
BASIC

Net Earnings Available to Common Shareholders	$1,182	$924	$2,038	$1,556

Weighted Average Number of Common Shares Outstanding	2,354	2,334	2,352	2,330

Basic Earnings Per Share	$0.50	$0.40	$0.87	$0.67

DILUTED

Net Earnings Available to Common Shareholders	$1,182	$924	$2,038	$1,556

Weighted Average Number of Common Shares Outstanding	2,354	2,334	2,352	2,330

Effect of Potentially Dilutive Securities: Employee Stock Plans	9	21	12	21

Weighted Average Number of Common Shares Outstanding Assuming Dilution	2,363	2,355	2,364	2,351

Diluted Earnings Per Share	$0.50	$0.39	$0.86	$0.66

Employee stock plans represent options and shares granted under the Company's employee stock purchase, stock option and deferred compensation stock plans.  Options to purchase 56.3 million and 10.5 million shares of common stock at August 4, 2002 and July 29, 2001, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.